Exhibit 99.2

San Isidro, May 15, 2025

OFFICIAL LETTER No. 2816-2025-SMV/11.1

Mr.
Gianfranco Piero Dario Ferrari de las Casas
Chief Executive Officer
Credicorp Ltd.
Clarendon House 2 Church Street Hm11
Bermuda.-

Ref.:	File No. 2025017716 Official Letter No. 2302-2025-SMV/11.1 Letter dated April 24, 2025

Dear Sir,

I am writing to you regarding the following:

(i)
Official Letter No. 2302-2025-SMV/11.1 (hereinafter, “Official Letter No. 2302”), through which the General Office of Conduct Supervision (IGSC) made several requests for information to Credicorp Ltd. (hereinafter, “Credicorp”) regarding the serious incidents that occurred within the SANNA Clinic Network, related to the administration of defective saline solution to various patients, which resulted in fatalities. Additionally, Credicorp was requested to immediately disclose the Official Letter No. 2302 as a material event, notwithstanding the deadline granted for responding to the information requests.

(ii)	Letter dated April 24, 2025, in which Credicorp responded to Official Letter No. 2302.

April 24, 2025

SUPERINTENDENCY OF THE SECURITIES MARKET – SMV

Attn.: Mr. Alix Godos – Head of Conduct Supervision
General Office of Conduct Supervision

Ref.: Official Letter No. 2302-2025-SMV/11.1

Dear Sirs,

In response to the referenced Official Letter, we consider that the entity best positioned to respond and inform the market regarding the matters indicated therein is Pacífico Compañía de Seguros y Reaseguros S.A. (hereinafter, “Pacífico”), in its capacity as direct shareholder of Pacífico S.A. Entidad Prestadora de Salud, owner of La Esperanza del Perú S.A. (Clínica SANNA San Borja) and Clínica Sánchez Ferrer S.A. (Clínica SANNA Trujillo). Accordingly, we respectfully request that this Superintendency redirect the aforementioned request to Pacífico so that it may address the matter. It is worth noting that Pacífico is a company whose shares are registered in the Public Registry of the Securities Market.

Sincerely,

CREDICORP LTD.

(iii)
Letter dated April 28, 2025, through which Credicorp stated: “(…) we would like to reiterate our communication dated April 24, 2025, a copy of which is attached, and we remain attentive to your response at your earliest convenience.”

In this regard, it is necessary to reiterate that, according to the Economic Group Report1 submitted by your company, Credicorp exercises final control over the economic group known as “Credicorp”, which includes La Esperanza del Perú S.A. and Clínica Sánchez Ferrer S.A. Therefore, the Official Letter was addressed to Credicorp in its capacity as the ultimate controller of the SANNA Clinic Network, which is part of its economic group2.

Furthermore, pursuant to Articles 10 and 30 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF (hereinafter, TUO LMV), as well as the provisions of Article 3 of the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 and its amendments (hereinafter, Regulation HI), Credicorp, as an issuer with securities registered in the Public Registry of the Securities Market (RPMV) and as the controller of the “Credicorp” economic group, has the obligation to disclose all information about itself and/or its economic group that qualifies as a material event, ensuring that its disclosure meets the requirements of truthfulness, sufficiency, and timeliness, and considering that such disclosure is done in the manner and within the timeframe established by the Regulation HI.

Therefore, without prejudice to the determination of responsibilities that may arise, and within the framework of the SMV’s supervisory actions, and pursuant to Article 27 of the Regulation HI, Credicorp is hereby required to, within a maximum of two (2) business days from notification of this official letter, comply with the requests made in Official Letter No. 2302 through the corresponding route of the "Material Events " of the MVNet System.

Additionally, Credicorp is required to immediately disclose both Official Letter No. 2302 and this official letter through the corresponding route of the "Material Events " of the MVNet System. Failure to do so will result in the SMV proceeding with the disclosure itself, pursuant to Article 27.1 of the Regulation HI.

Finally, we reiterate that your company must comply with its obligation to keep the market informed of any act, agreement, fact, ongoing negotiation, decision, or set of circumstances with significant influence on the market, taking the necessary measures to ensure full compliance with the obligations arising from the securities market regulations, as well as to address the requirements made by the SMV. It is important to note that failure to comply with these requirements constitutes a sanctionable offense under Section 1.1, Item 1, Part B, Annex II of the Sanctions Regulation, approved by SMV Resolution No. 035-2018-SMV/01.

1 Economic Group Report as of April 14, 2025. Link:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc=%7b80623696-0000-C85C-9B4F-4575FA66B57E%7d
2 The SANNA Clinic Network is composed — among others — of Sistemas de Administración Hospitalaria S.A.C., La Esperanza del Perú S.A. (Clínica San Borja), and Clínica Sánchez Ferrer S.A. (located in Trujillo), all of which are controlled by Pacífico S.A. Entidad Prestadora de Salud. In turn, Pacífico S.A. is jointly owned by Pacífico Compañía de Seguros y Reaseguros S.A. (50%) and Grupo Crédito S.A. (50%), both of which are subsidiaries of Credicorp Ltd.

Sincerely,

Alix Godos
Head of Conduct Supervision
General Office of Conduct Supervision

JH/EV

Cc:	Pacífico Compañía de Seguros y Reaseguros S.A. Lima Stock Exchange S.A.